UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

IronNet, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

46323Q105
(CUSIP Number)

Janna Ayoub 4th Floor, 7 Vigo St, Savile Row House London, W1S 3HF, UK +44 20 3405 7321
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 12, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46323Q105	SCHEDULE 13D	Page 2 of 8

1	NAME OF REPORTING PERSON C5 Investors General Partner Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,794,861
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,794,861
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,794,861
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 46323Q105	SCHEDULE 13D	Page 3 of 8

1	NAME OF REPORTING PERSON C5 Investors LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,794,861
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,794,861
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,794,861
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 46323Q105	SCHEDULE 13D	Page 4 of 8

1	NAME OF REPORTING PERSON C5 Capital USA LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,794,861
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,794,861
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,794,861
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 46323Q105	SCHEDULE 13D	Page 5 of 8

1	NAME OF REPORTING PERSON C5 Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,794,861
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,794,861
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,794,861
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 46323Q105	SCHEDULE 13D	Page 6 of 8

Introductory Statement: This Amendment No. 6 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on September 10, 2021 (the “Original Schedule 13D”) and amended through the date hereof (as so amended, the “Schedule 13D”) relating to the common stock, $0.0001 par value per share (the “Common Stock”), of IronNet, Inc. (the “Company”). This Amendment is being filed by C5 Partners LLC (the “LLC”), C5 Investors General Partner Limited (“GP Limited”), which acts on behalf of C5 Investors LP (C5 LP”), the sole manager of the LLC, and C5 Capital USA LLC, the investment manager of C5 LP (together, the “Reporting Persons”).  Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by the addition of the following:

Following a discussion with members of the Board of Directors of the Company on June 12, 2023, a joint venture affiliated with the Reporting Persons and an institutional investor (the “JV”) delivered a proposal to the Board of Directors of the Company on June 13, 2023 pursuant to which (1) the JV would provide funding for the Company’s on-going operational shortfalls until the completion of a proposed recapitalization; (2) the Board would make certain changes to the composition of management and the Board of the Company in consultation with the JV; (3) the Company and the JV would take steps necessary to remove the Company from the public securities markets and take it private (the “take private” transaction); and (4) following the consummation of the take-private transaction,  the JV and its co-investors would provide an additional capital infusion to the Company.  The foregoing description of the proposal does not purport to be complete and is subject to, and is qualified in its entirety by reference to full text of the proposal filed herewith as Exhibit 9 and incorporated herein by reference.

The Reporting Persons intend to review their investment in the Company on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced in this Schedule 13D, as may be amended from time to time, the Company’s financial position and strategic direction, actions taken by the Board, price levels of the Company’s securities, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Company as they deem appropriate.

These actions may include (i) acquiring additional Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Company (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In response to communication from the Company regarding the timing and conditions to funding of continuing operations, the JV additionally communicated on June 15, 2023 that such funding would be predicated upon the management changes, agreement on debt and preferred stock terms, taking public steps to proceed with the delisting and take-private transaction, debt restructuring discussions with existing note holders and exclusivity as more fully described in the June 13 proposal.

CUSIP No. 46323Q105	SCHEDULE 13D	Page 7 of 8

Item 5.	Interest in Securities of the Issuer.

Item 5 is restated in its entirety as follows:

Percentage beneficial ownership by each Reporting Person is based upon 111,775,430 shares of Common Stock outstanding as of May 11, 2023, as set forth in the Company's Annual Report on Form 10-K for the period ended January, 31, 2023.

(a), (b)  See the cover page of each Reporting Person.

(c) Except as set forth herein and in the Original Schedule 13D, none of the Reporting Persons or, to their knowledge, any partner, executive officer or director thereof, has engaged in any transaction in any shares of the Company’s Common Stock during the sixty days immediately preceding the date hereof.

(d) Except as disclosed in this Schedule 13D, to their knowledge, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of dividends from, the proceeds from the sale of the Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended and supplemented by incorporating the information added to Item 4 by reference.

Item 7.	Material to Be Filed as Exhibits

EXHIBIT	DESCRIPTION

1	Joint Filing Agreement dated September 9th 2021 among the Reporting Persons (incorporated by reference to Exhibit 1 to the Reporting Persons’ Schedule 13D filed with the SEC on September 9, 2021)
2	Letter to Board of Directors of the Company dated December 22, 2022 (previously filed)
3	Letter from the Company dated December 24, 2022 (previously filed)
4	Letter to Board of Directors of the Company dated December 24, 2022 (previously filed)
5	Form of Note (Incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on January 17, 2023)
6	Form of Security Agreement (incorporated by reference to the Current Report on Form 8-K filed by the Company on January 4, 2023)
7	Exclusivity Agreement, dated December 28, 2022 (Previously filed)
8	Exclusivity Extension Letter, dated February 27, 2023 (Previously filed)
9	Letter to the Board of Directors of the Company dated June 13, 2023

CUSIP No. 46323Q105	SCHEDULE 13D	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2023

C5 Capital USA LLC

By:	/s/ Andre Pienaar
Name: Andre Pienaar
Title: Chief Executive Officer and Director

C5 Investors General Partner Limited

By:	/s/ Paul Singer
Name: Paul Singer
Title: Director

C5 Investors LP

By:	/s/ Paul Singer
Name: Paul Singer
Title: Director

C5 Partners, LLC

By:	/s/ Andre Pienaar
Name: Andre Pienaar
Title: Director